Exhibit 99.2

CONFIDENTIAL

October 15, 2020

SAM Holdings Ltd.
1623 – 96 Avenue SW
Calgary, AB T2V 5E5[address redacted]

Attention:	Mr. Stan Owerko, President

Petrogas Energy Corp.
3900, 205 – 5th Avenue SW
Calgary, AB T2P 2V7

Attention:	Mr. Stan Owerko, President & Chief Executive Officer

Dear Sir:

Re:	Acquisition by AltaGas Idemitsu Joint Venture Limited Partnership (“AIJV”), or an entity designated by it, of Common Shares of Petrogas Energy Corp. ("Petrogas") held by SAM Holdings Ltd. ("SAM")

Reference is made to the Unanimous Shareholder Agreement (the “USA”) dated as of October 1, 2013, as amended, among AIJV, SAM and Petrogas and the letter agreement dated April 20, 2020 (the “Side Letter Agreement”) among AIJV, SAM, Petrogas and AltaGas Ltd. (“AltaGas”). This letter agreement recognizes that SAM and AIJV are subject to a put (the “Put”) option process under the USA and amends certain terms of the USA as they pertain to the Put. In particular, this letter agreement provides that in lieu of the acquisition by AIJV of all of the common shares of Petrogas held by SAM pursuant to the Put, all of the issued and outstanding common shares of Petrogas held by SAM, being 4,751,733 common shares of Petrogas (the “Subject Shares”), will be sold (the “Sale”) by SAM or its permitted assignee hereunder (the “Vendor”) to AIJV or its designate (the “Purchaser”) at and for an aggregate price as provided in Section 1 of this letter agreement, all upon the terms and subject to the conditions set forth in this letter agreement (collectively, the “Transaction”). Furthermore, this letter agreement amends the provisions for determination of the Valuation Amount and Purchase Price set out in the USA and provides certain other incidental amendments to the USA and the Parties acknowledge and agree that the USA shall be deemed to be amended to give effect to the matters set forth herein.

SAM agrees that AIJV may designate an entity to purchase the Subject Shares pursuant to the Transaction, provided however that if such other entity is designated by AIJV, then all amounts payable to the Vendor hereunder shall be guaranteed by AIJV or AltaGas.

In the event AIJV designates an entity to purchase the Subject Shares pursuant to the Transaction, the Purchaser shall be added as a party to the documents scheduled to this letter agreement, if applicable, provided that AIJV shall remain liable as a party under all such documents. Further, in the event SAM transfers the Subject Shares to a permitted assignee pursuant to Section 13 of this letter agreement, the Vendor shall be added as a party to the documents scheduled to this letter agreement, if applicable, provided that SAM shall remain liable as a party under all such documents.

Capitalized terms used herein and not otherwise defined have the meaning ascribed thereto in the USA. For the purposes of this letter agreement, “Parties” means AIJV, SAM and Petrogas, and “Party” means the applicable one of them.

In consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties, the Parties agree as follows:

1.	Transaction Consideration: The Vendor shall receive transaction consideration (the “Transaction Consideration”) for the Sale equal to the following:

(a)	Cdn$715,000,000.00, which shall be paid by the Purchaser in cash on the Closing Date; and

(b)	not to exceed Cdn$16,000,000.00 payable by the Purchaser as follows:

(i)	50% of any excess of Petrogas' normalized earnings before interest, taxes, depreciation and amortization (“Normalized EBITDA”1) for the year ended December 31, 2020 over $175 million, based upon Petrogas' audited annual financial statements which shall be provided by the Purchaser to the Vendor within 10 business days after they have been approved by the board of directors of Petrogas; and

(ii)	50% of any excess of Petrogas' Normalized EBITDA for the year ended December 31, 2021 over $175 million, based upon Petrogas' audited annual financial statements for such year which shall be provided by the Purchaser to the Vendor within 10 business days after they have been approved by the board of directors of Petrogas;

in each case payable, if applicable, within ten business days following approval of the applicable financial statements by the board of directors of Petrogas (and for greater certainty, in no case will such aggregate amount payable pursuant to this Section 1(b) exceed Cdn$16,000,000.00). In the event an aggregate of Cdn$16,000,000.00 has not become payable pursuant to Sections 1(b)(i) and (ii), the Purchaser shall pay to the Vendor an amount equal to the difference between Cdn$16,000,000.00 and the aggregate of the amounts paid to SAM pursuant to Section 1(b)(i) and (ii) (the “Remainder Amount”) if SAM has complied with its obligations under the Consulting Services Agreement (defined below), including performing the “Services” (as defined in the Consulting Services Agreement). Any termination of the Consulting Services Agreement by Petrogas pursuant to Section 5.1 thereof, other than for a material breach by SAM, shall not in itself create a failure by SAM to comply with its obligations under the Consulting Services Agreement. Furthermore, the death or the mental or physical disability of Stan Owerko that renders him unable to perform the said obligations of SAM, at any time on or after the date hereof, shall not constitute evidence of SAM's non-compliance with its obligations under the Consulting Services Agreement such that the Remainder Amount shall be paid by the Purchaser as aforesaid in the event of the occurrence of either of those two events. The Remainder Amount shall be paid to SAM within ten business days following approval of the December 31, 2021 financial statements by the board of directors of Petrogas.

1 Normalized EBITDA as determined in accordance with AltaGas’ non-GAAP measures Statement of Accounting Policy (SAP) 8.11 attached hereto as Schedule A.

At the sole expense of SAM, the Normalized EBITDA in each such year may at SAM’s request be audited by an independent auditor.

Any disputes arising out of or in connection with the satisfaction of the conditions with respect to payment of the Remainder Amount shall be finally settled by a confidential arbitration under the Alberta Arbitration Act. The arbitration shall be determined by a sole arbitrator, unless the parties cannot agree to the identity of an arbitrator within 7 days of a notice of arbitration being served, in which event, the arbitration shall be determined by a panel of 3 arbitrators with each party appointing an arbitrator within 7 days of a notice of arbitration being served, and the party-appointed arbitrators together appointing the Chair within 14 days of the notice of arbitration being served. If a party fails to appoint an arbitrator, or the two party-appointed arbitrators fail to appoint a Chair, then a party seeking to have the appointment made shall apply to the Court of Queen’s Bench of Alberta, in the Judicial Centre of Calgary to make such appointment. The place of the arbitration shall be Calgary, Alberta.

The definition of Purchase Price in Section 11.1 of the USA shall be deemed to be amended, for purposes of the Transaction, to be the Transaction Consideration set forth in this Section 1; and Section 11.5 of the USA, as modified by the Side Letter Agreement, shall be deemed to be deleted for purposes of the Transaction.

On the Closing Date but prior to the Sale, Petrogas shall be authorized to pay and shall pay to SAM Cdn$75,000,000.00 plus interest to the date of payment for payment of SAM’s shareholder loan to Petrogas.

2.	Reasonable Cooperation:

(a)	The Parties intend to structure the Transaction in a tax efficient manner and each of the Parties shall provide reasonable cooperation to the other Parties in that regard including, for certainty, reasonable cooperation with respect to pre-Closing or post-Closing transactions requested by a Party and considered necessary or desirable for tax efficiency (each, a “Requested Transaction”).

(b)	Notwithstanding Section 2(a) above, a Party will not be obligated to cooperate in a Requested Transaction unless the Party determines to its satisfaction, acting reasonably, that such Requested Transaction:

(i)	does not impair, impede, delay or prevent the receipt of any Governmental Authorizations or the ability of Petrogas, AIJV, the Purchaser or the Vendor to consummate, and will not materially delay the consummation of, the Transaction;

(ii)	does not increase, reduce or otherwise modify the Transaction Consideration;

(iii)	in the case of a Requested Transaction requested by SAM, will not result in any taxes being imposed on, or any adverse tax or other consequences to, Petrogas or any of its subsidiaries;

(iv)	in the case of a Requested Transaction requested by SAM, does not interfere with the ongoing operations of Petrogas and its subsidiaries;

(v)	would not require Petrogas or any of its subsidiaries to contravene any laws, their respective organizational documents or any material contract or transfer any assets otherwise than in a manner that permits Petrogas or such subsidiary to file an election to have the transfer occur on a tax-deferred basis for income tax purposes if Closing does not occur; and

(vi)	can be reversed or unwound or will not occur if closing of the Transaction (the “Closing”) does not occur without materially adversely affecting Petrogas, its subsidiaries and the Party, and without limiting the generality of the foregoing, for the purpose of making this determination: (A) any Requested Transaction that can be reversed or unwound by an amalgamation of a subsidiary with, or a winding-up of a subsidiary into, its parent on a tax-deferred basis; and (B) any Requested Transaction that will be completed on an escrowed basis with the Transaction, shall be considered as being capable of being reversed or unwound or to not occur if Closing does not occur without materially adversely affecting Petrogas, its subsidiaries and the Party.

(c)	A Party must provide written notice to Petrogas and the other Party of any Requested Transaction no later than 10 business days prior to the Closing Date. Upon receipt of such notice, Petrogas, the Vendor and the Purchaser shall work, and SAM and AIJV, respectively, shall cause the Vendor and the Purchaser to work, cooperatively and use their commercially reasonable efforts to prepare, prior to the Closing, all documentation necessary and do such other acts and things as are necessary to give effect to such Requested Transaction.

(d)	Irrespective of whether the Transaction is or is not completed for any reason, a Party that has requested a Requested Transaction shall indemnify the other Party and Petrogas and Petrogas' subsidiaries for, and shall forthwith reimburse the other Party and Petrogas (or at Petrogas’ direction, any one or more of Petrogas' subsidiaries) for, all fees, expenses (including any professional fees and expenses), costs, losses and taxes incurred by, realized by or imposed on the other Party, Petrogas or any of Petrogas' subsidiaries in considering or effecting a Requested Transaction or in reversing or unwinding any Requested Transaction in order to restore the organizational structure of Petrogas and its subsidiaries to a substantially identical structure of Petrogas and its subsidiaries as at the date hereof. In addition, a Party that has requested a Requested Transaction shall indemnify and save harmless the other Party, Petrogas and Petrogas' subsidiaries’ respective officers, directors, employees, agents, advisors and representatives from and against any and all liabilities, losses, damages, claims, costs, reasonable expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any Requested Transaction (other than those reimbursed in accordance with the foregoing, including actual out-of-pocket costs and expenses and filings fees and outside legal counsel). The indemnification obligations contained in this Section 2(c) shall survive for a period of 24 months following the termination of this letter agreement except with respect to tax matters which shall survive until the later of five years from the Closing Date or, if applicable, until the expiry of the normal reassessment period with respect to the Requested Transaction.

3.	Representations and Warranties: SAM hereby represents to each of AIJV and the Purchaser, acknowledging that each of AIJV and the Purchaser are relying on such representation and warranties in entering into this letter agreement, that:

(a)	at Closing or prior to completion of the Pre-Closing Reorganizations (as defined below), as applicable, there shall be no third party consents, rights of first refusal or other restrictions on the transfer, sale or delivery of the Subject Shares or on the SAM Transfer including without limitation any restrictions on a change of control of Petrogas;

(b)	at Closing, SAM shall transfer good and marketable title to the Subject Shares to the Purchaser, free and clear of all liens, charges, mortgages, security interests therein or encumbrances thereon; and

(c)	at Closing, Petrogas shall not have any ongoing obligations pursuant to any related party agreements and all such agreements shall have been terminated without payment by Petrogas of additional fees or liability to Petrogas subject only to:

(i)	obligations pursuant to related party agreements entered into on or after the date hereof that have been approved in advance in writing by an individual designated to do so by the Purchaser or its designee; and

(ii)	those related party agreements in place, or that may be in place, at and after Closing as set forth in Schedule K hereto, provided that written agreements for all such agreements are in place prior to Closing, in form and substance satisfactory to the Purchaser, acting reasonably.

4.	Closing Date: For purposes of the Transaction, the definition of Closing Date as set forth in Section 1.1 of the USA shall be deleted and replaced with the following:

“Closing Date” means the date that is the later of: (i) November 30, 2020, or such earlier date as the Parties determine reasonably possible after receipt of all Governmental Authorizations; and (ii) five business days after receipt or waiver of all Governmental Authorizations, including, without limitation, approvals under the Competition Act (Canada) and Canada Transportation Act (Canada) (as such approvals are defined in Schedule B hereto) and any third party consents, rights of first refusal and other restrictions on the transfer, sale or delivery of the Subject Shares, subject in any event to compliance with Section 6 of this letter agreement.

5.	Consents and Approvals: All Governmental Authorizations and any third party consents, rights of first refusal and other restrictions applicable to the transfer, sale or delivery of the Subject Shares including without limitation any restrictions on a change of control of Petrogas applicable thereto, shall have been obtained or waived prior to Closing, including without limitation approvals under the Competition Act (Canada) and Canada Transportation Act (Canada) (as such approvals are defined in Schedule B hereto). Filings under the Competition Act (Canada) and Canada Transportation Act (Canada) shall be made in accordance with Schedule B and furthermore, if any supplemental information request is received in connection with any applications for approval under the Competition Act (Canada), then SAM shall cause Petrogas to comply with the request as quickly as reasonably possible and in any event within 30 days after receipt of the supplemental information request.

6.	Access to Information and Personnel: Within 3 business days of the execution of this letter agreement, SAM shall, and shall use all reasonable commercial efforts to cause Petrogas to, allow AIJV and AIJV’s representatives (a) reasonable access to senior leaders of Petrogas during regular business hours; and (b) access during regular business hours to the assets and books and records of Petrogas and its subsidiaries and other information with respect to Petrogas and its subsidiaries and the Subject Shares in accordance with the Side Letter Agreement, provided that to do so shall not materially disrupt the ongoing business of Petrogas and, in the event of any inconsistency between this Section 6 and the Side Letter Agreement, this Section 6 shall prevail. Without limiting the generality of the foregoing, SAM shall provide, and shall use reasonable commercial efforts to cause Petrogas to provide, all cooperation reasonably requested by AIJV, AltaGas or the Purchaser, as applicable, and reasonably required in connection with any financing to be undertaken by AIJV, AltaGas, the Purchaser or Petrogas, as the case may be, in connection with the Transaction, including by furnishing to AIJV, AltaGas, the Purchaser or Petrogas, as applicable, and its prospective lenders all pertinent material information regarding Petrogas and the Petrogas business.

7.	Interim Covenants: Each of Petrogas and SAM represent, warrant, covenant and agree that, during the interim period between January 1, 2020 and the Closing Date, unless otherwise required by applicable law, the Business of the Corporation has been and will be, in all material respects, conducted only in the ordinary course of business consistent with past practice, in a good and workmanlike manner, in accordance with good industry practice and applicable laws, and each of Petrogas and its subsidiaries will use its reasonable commercial efforts to maintain and preserve its business organization, assets, properties, goodwill and business relationships.

8.	Certificates for Subject Shares: At Closing, SAM shall deliver share certificates representing the Subject Shares duly accompanied by forms of share transfer, in the form provided in Schedule C to this letter agreement, duly executed in blank.

9.	Non-competition and Non-solicitation: Each of SAM, Stan Owerko and Marge Owerko will execute, and SAM will deliver to Purchaser at Closing, a non-competition and non-solicitation agreement in the form attached hereto as Schedule D. The Parties agree that no portion of the Purchase Price is allocated to a “restrictive covenant” as such term is defined in section 56.4 of the Income Tax Act (Canada) (the “Tax Act”) and any provincial equivalent. The parties acknowledge and agree that the non-competition and non-solicitation agreement forms an integral part of the Transaction and any “restrictive covenant” granted under the non-competition and non-solicitation agreement or any other ancillary documents is intended to maintain or preserve the value of the Subject Shares to the Purchaser. It is the intention of the Parties that subsection 56.4(7) of the Tax Act and any equivalent provisions of any Canadian provincial statute apply with respect to the sale of the Subject Shares to the extent applicable. The Purchaser shall, if requested by SAM, execute an election prepared by SAM, Stan Owerko or Marge Owerko (as applicable) under subsection 56.4(7) of the Tax Act, provided the Purchaser is satisfied that the information contained therein is correct, and shall return that election to SAM for filing thereafter with the Canada Revenue Agency. The Purchaser shall have no duty or obligation to verify the accuracy or completeness of any such election, other than in respect of information therein about the Purchaser, and shall not be responsible for filing the election with the Canada Revenue Agency. Subject to the foregoing, the Purchaser shall execute and return the election form to SAM within ten days of receipt of same from SAM or its advisor.

10.	Resignations: At Closing, the directors of Petrogas nominated by SAM shall resign from the board of directors of Petrogas and shall resign as officers of Petrogas, without payment of any further compensation, which resignations shall be in the form provided in Schedule E and be delivered to Petrogas.

11.	Consulting Services Agreement: At Closing, Petrogas and SAM shall enter into a Consulting Services Agreement in the form attached hereto as Schedule F (the “Consulting Services Agreement”).

12.	Mutual Release: At Closing, a mutual release shall be entered into and delivered among SAM, Stan Owerko, David Storoshenko, Taras Energy Corp., El Toro Corp., Jason Holtby, Petrogas, AltaGas, Idemitsu Kosan Co, Ltd. and AIJV in the form attached hereto as Schedule G.

13.	Termination Agreements: At Closing, termination agreements or acknowledgments of termination shall be entered into and delivered by all parties thereto to the other parties thereto with respect to each of the following agreements in the forms provided in Schedules H, I, and J, respectively:

(a)	the USA (for certainty, Section 15.1(b) of the USA shall be, and shall be deemed to be, amended to read “at such time as the Purchaser directly or indirectly holds the Shares” such that the USA shall be terminated effective at the time of the Sale);

(b)	the LPG Export Facility and Export Marketing Opportunity Memorandum of Understanding dated October 1, 2013 among SAM, AltaGas and Petrogas, including the two term sheets attached as schedules thereto; and

(c)	the Natural Gas Liquids Master Purchase Agreement and Sale & Facility Optimization Agreement dated October 1, 2013 among AltaGas and certain of its subsidiaries and Petrogas.

14.	Pre-Closing Reorganizations and Other Tax Matters:

(a)	The Parties acknowledge and agree that SAM may, in accordance with Section 12.3(d) of the USA, transfer the Subject Shares to an Affiliate of SAM, being 2288527 Alberta Ltd. (the “Affiliate”), prior to Closing (the “SAM Transfer”) and, in the event of such SAM Transfer and as a condition precedent to such SAM Transfer, the Affiliate shall be required to undertake to deliver the Subject Shares to the Purchaser at Closing, all in accordance with Section 1 of this letter agreement and the Purchaser and Petrogas shall deliver the applicable Transaction Consideration described in Section 1 of this letter agreement to the Vendor. SAM acknowledges that the Purchaser shall be entitled to withhold any amounts as may be required under the Tax Act unless the Purchaser is satisfied that the Affiliate is resident in Canada for purposes of the Tax Act. Any such SAM Transfer shall be accompanied by the written agreement of the Affiliate to be bound by the USA and the continuing guarantee of SAM with respect to the Affiliate's obligations thereunder in accordance with Section 12.3(d) of the USA. The Parties acknowledge and agree that, in accordance with the USA:

(i)	the SAM Transfer is a permitted Transfer pursuant to Section 12.3(d) of the USA provided that the Affiliate continues to be an Affiliate of SAM (if SAM continues to exist) at all times that the Affiliate continues to own the Subject Shares, and that SAM shall have the obligation to purchase the Subject Shares, and the Affiliate shall have the obligation to Transfer the Subject Shares back to SAM, if the Affiliate ceases to be an Affiliate of SAM;

(ii)	pursuant to Section 12.6 of the USA, the Affiliate will be automatically admitted as a Shareholder in substitution for SAM;

(iii)	Stan Owerko and David Storoshenko shall be the replacement Directors appointed by the Affiliate for the purposes of Section 4.1(d) of the USA;

(iv)	Section 4.1(d) of the USA shall be deleted and replaced with the following:

"On the occurrence of a Transfer of all of a Shareholder’s Shares, the Directors nominated by the Transferring Shareholder shall be removed from the Board of Directors, and, unless the Transfer is a permitted Transfer under Section 12.3(d), any officers or employees of the Corporation nominated or made available by that Transferring Shareholder may at the option of the remaining Shareholder be terminated or removed subject to the rights or compensation that may be payable in respect of that termination and/or removal pursuant to any employment agreement with that officer or employee or pursuant to Applicable Laws. The permitted Transferee of all of the Shareholder’s Shares shall be entitled to appoint replacement Directors for the resigning Directors and any resigning officers or employees shall be replaced in accordance with this Agreement."; and

(v)	the first sentence of Section 4.2(b) of the USA shall be deleted and replaced with the following:

"The Chairperson shall be a Director and, as long as SAM or an Affiliate of SAM is a Shareholder, shall be the SAM Principal Shareholder or such other Director nominated by SAM or an Affiliate of SAM from time to time in accordance with this Agreement."

(b)	The Parties further acknowledge and agree that if Petrogas owns any assets directly that are used in carrying on business in Canada, and which may be transferred on a tax-deferred basis for purposes of the Tax Act, Petrogas will transfer (the “Petrogas Transfer” and, together with the SAM Transfer, the “Pre-Closing Reorganizations”) such assets to one or more new or existing corporate subsidiaries of Petrogas, as directed by AIJV or the Purchaser, for consideration that includes shares of the corporation and on a tax-deferred basis for purposes of the Tax Act. AIJV or the Purchaser shall provide written notice to Petrogas and SAM in accordance with Section 2(c) of this letter agreement within the time period required by Section 2(c) of this letter agreement, provided SAM is in compliance with Section 6 of this letter agreement. The Parties acknowledge and agree that any Petrogas Transfer shall be subject to the express provisions of Section 2 of this letter agreement as a Requested Transaction, subject to the provisions of this Section 14(b).

(c)	The Purchaser agrees to cause Petrogas to, make a joint tax election with Vendor pursuant to subsection 85(1) of the Tax Act, within the time limits prescribed in subsections 85(6) or 85(7) thereof, and the provisions of any similar provincial income tax legislation, in respect of any share exchange completed pursuant to Section 18 of this letter agreement with the elected amounts determined by the Vendor, provided that such elected amounts shall comply with the limitations in the Tax Act. Provided Purchaser is satisfied that the information contained in the joint election is correct, Purchaser shall cause Petrogas to return the signed joint election to Vendor for filing thereafter with the Canada Revenue Agency within ten (10) days of receipt of same from the Vendor or its advisor. The Purchaser and Petrogas shall have no duty or obligation to verify the accuracy or completeness of any such election and shall not be responsible for filing the election with the Canada Revenue Agency.

15.	Preservation of the Exercised Put: The Parties agree that the exercise of the Put by SAM on December 31, 2019 pursuant to Section 11.3 of the USA shall not be prejudiced as a result of the SAM Transfer such that the obligations of AIJV arising from that exercise of the Put to purchase the Subject Shares from SAM or the Affiliate, as the case may be, under Section 11.3 of the USA shall remain in full force and effect.

16.	Public Announcement: The Parties shall have the right to make any public announcements and filings in respect of this letter agreement and the Transaction or otherwise communicate with any news media to provide information customary for transactions of the nature of the Transaction. Subject to each Party’s right and obligation to make public disclosure under applicable law or stock exchange requirements (based on the reasonable advice of counsel), each Party shall, to the extent commercially practical, acting reasonably, provide the other Party with a draft of the applicable disclosure in respect of the Transaction at least one business day prior to its release to allow the other Party to review and advise of any comments it may have with respect thereto. The Party proposing to issue the press release will not unreasonably refuse to incorporate the requested changes of the other Parties to the extent its counsel advises that doing so will not result in non-compliance with applicable law and stock exchange requirements.

17.	Privacy: The Parties acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use or disclosure of personal information disclosed or transferred to any Party pursuant to or in connection with this letter agreement and/or as a condition of the Transaction (the “Disclosed Personal Information”). Prior to the completion of the Transaction, no Party that has received Disclosed Personal Information will use or disclose such Disclosed Personal Information for any purposes other than those related to the performance of this letter agreement and the completion of the Transaction. After the completion of the Transaction, a Party may only collect, use and disclose Disclosed Personal Information for the purposes for which such Disclosed Personal Information was initially collected from or in respect of the individual to which such Disclosed Personal Information relates or for the completion of the Transaction unless: (i) if such Disclosed Personal Information will be used for an additional purpose, any Party will have first notified such individual of such additional purpose, and where required by applicable laws, obtained the consent of such individual to such additional purpose; or (ii) such use or disclosure is permitted or authorized by applicable laws, without notice to, or consent from, such individual.

Each Party further acknowledges and confirms that the disclosure of the Disclosed Personal Information is necessary for the purposes of completing the Transaction, and that the Disclosed Personal Information relates solely to the carrying on of the business of Petrogas or the completion of the Transaction.

18.	Quarterly Dividends: The Parties agree that, subject to Section 7.3(a) of the USA, the aggregate dividend to be declared on the common shares of Petrogas for each fiscal quarter after September 30, 2020, and up to, and including, the fiscal quarter in which Closing occurs, pursuant to Petrogas' dividend policy set forth in Section 7.1 of the USA, shall be not less than Cdn$6,000,000.00 and that SAM’s pro rata share of such aggregate dividend shall be as set out in Section 11 of the Side Letter Agreement (“SAM’s Pro Rata Dividend”). Prior to Closing (subject to Section 7.3(a) of the USA), a dividend shall be declared and paid on the Subject Shares in an amount equal to SAM's Pro Rata Dividend (pro rated for any part of a fiscal quarter based on the number of days in the portion of the quarter ending on the day before the Closing Date divided by the total number of days in the quarter) for the period from and including October 1, 2020 to, but excluding, the Closing Date. The Parties agree that the Subject Shares may be exchanged for an equal number of a new class of common shares of Petrogas prior to the Closing Date in order to facilitate the declaration and payment of SAM's Pro Rata Dividend as aforesaid for the applicable period.

19.	Standstill Agreement: The Parties agree that the Standstill Agreement dated October 12, 2017, as amended, among Petrogas, SAM, AltaGas, AIJV and certain affiliates of AltaGas (the “Standstill Agreement”) shall be concurrently amended such that Section 4 of the Standstill Agreement be deleted and replaced with: “This Agreement remains in place until the closing of the Transaction referred to in the Letter Agreement dated October 15, 2020 (the “Letter Agreement on Acquisition”), upon which the Standstill Agreement shall automatically terminate. If the Letter Agreement on Acquisition terminates before Closing, then the Standstill Agreement shall automatically terminate 30 days after the termination of the Letter Agreement on Acquisition.”

20.	Governing Law: The governing law of this letter agreement shall be the provincial laws of Alberta and federal laws of Canada.

21.	Enurement and Assignment: This letter agreement shall enure to the benefit of and be binding upon the Parties hereto and their respective successors and assigns. This letter agreement may not be assigned by any Party hereto without the prior written consent of the other Parties hereto.

22.	Termination: This letter agreement shall be terminated: (i) at any time upon the written consent of the Parties; or (ii) January 15, 2021, if the Governmental Authorizations have not been obtained or waived by such date.

23.	USA: Except as specifically amended by this letter agreement, the terms and conditions set out in the USA pertaining to the Transaction are ratified and confirmed as binding and enforceable between the Parties. The USA remains in full force and effect, unamended, for all purposes other than the Put and the Transaction.

24.	Counterpart Execution: This letter agreement may be executed in counterparts (including by facsimile or electronic mail), and each counterpart when so executed and delivered in such manner shall be deemed to be an original and all counterparts together shall constitute one and the same letter agreement.

Please confirm acceptance of this letter agreement by signing this letter agreement in the space provided below and returning a signed copy of this letter agreement by electronic mail to AIJV at James.Harbilas@altagas.ca and koji.matsukawa.8880@idemitsu.com. [email addresses redacted]

Yours truly,

ALTAGAS IDEMITSU JOINT VENTURE LIMITED PARTNERSHIP, by its general partner ALTAGAS IDEMITSU MANAGEMENT INC.

By:	“James Harbilas”
James Harbilas
Secretary

By:	“Koji Matsukawa”
Koji Matsukawa
Vice President

Acknowledged and agreed to this 15th day of October, 2020, by:

SAM HOLDINGS LTD.

By:	“Stan Owerko”
Stan Owerko
President

Acknowledged and agreed to this 15th day of October, 2020, by:

PETROGAS ENERGY CORP.

By:	“Stan Owerko”
Stan Owerko
President and Chief Executive Officer